Exhibit 99.1

Headline: SAI.TECH Announces the Signing of an MOU with Green Agritech for Canada Manitoba Site Project

SINGAPORE, April 29, 2024 (GLOBE NEWSWIRE) -- SAI.TECH Global Corporation (“SAI.TECH” or “SAI” or the “Company”) (NASDAQ: SAI, SAITW), announces the signing of a Memorandum of Understanding (MoU) with Green Agritech Ltd. regarding the Company’s Canada Manitoba Site Project (Project) and the intention of establishing a Joint Venture (JV) for the future cooperation.

The Project is a 1MW computing data center. It will be implemented through cooperation – between SAI.TECH and Green Agritech Ltd., an innovative crypto mining company. With SAI’s unique computing waste heat recovery technology, the heat generated from the computing data center will be recycled and supplied to onsite office and warehouse, and a later constructed greenhouse.

The Project also officially marks the Company’s entry into the Canadian market of sustainable computing demonstrated by the nature of computing waste heat recycling. Through this project, the Company expects to certify its products for the Canadian market and be ready for its product sale and operation in Canada.

This center will soon be developed as SAI NODE Manitoba, similar to SAI NODE Marietta and SAI NODE Cleveland. Additionally, SAI will partner with the non-profit organization OCEC to build and develop this SAI NODE facility.

Revenues and benefits from the Project will be distributed proportionately based on each party’s investment. Similarly, all associated costs will be shared in line with their respective contributions to the project.

Furthermore, SAI will be responsible for securing miners for the proposed 1MW data center. A separate hosting agreement will be entered into with the JV. On the other hand, the JV will oversee the collection of rent and heat supply charges from the greenhouse operating entities.

About SAI.TECH

SAI.TECH is a Nasdaq-listed (SAI) sustainable distributed bitcoin mining operator headquartered in Singapore. SAI’s mission is to become a sustainable distributed digital asset mining operator and heating supplier globally, while simultaneously promote the clean transition of the bitcoin mining, power and heating industries.

In May 2022, SAI became a publicly traded company under the new ticker symbol “SAI” on the Nasdaq Stock Market (NASDAQ) through a merger with TradeUP Global Corporation. For more information on SAI.TECH, please visit https://sai.tech/.

About Green Agritech

Green Agritech Ltd. is an innovative crypto mining company that combines the cutting-edge world of cryptocurrency mining with a strong commitment to environmental sustainability and greenhouse agriculture. They have harnessed the power of renewable energy sources to revolutionize the cryptocurrency mining industry while simultaneously cultivating lush and efficient greenhouse environments for sustainable food production.

Their mission is to drive the evolution of cryptocurrency mining into a greener and more environmentally responsible venture. They understand the energy-intensive nature of BTC mining and have taken significant steps to mitigate its ecological impact. By utilizing renewable energy sources such as solar, wind, and hydroelectric power, they reduce their carbon footprint and ensure that their operations are powered by clean and sustainable energy.

At Green Agritech Ltd., they are reshaping the BTC mining industry by aligning it with sustainable practices and greenhouse agriculture. By using renewable energy to power their mining operations and contributing to greenhouse agriculture, they are not only securing the future of cryptocurrency but also nourishing the planet and creating a more sustainable world for generations to come.

Their parent company, NewDecade PowerTech Ltd., has its headquarters in Vancouver and operates as an investment enterprise. Currently, their 100 MW project is under construction in South Dakota.

About OCEC

The Organization of Clean Energy and Climate (“OCEC”) is a non-profit organization with the mission to perform research and study on more effective ways to use computing heat, develop the technology and system to demonstrate how residential, commercial, and industrial scenarios can recycle the computing heat waste as a replacement for traditional heating.

The OCEC operates to build the Computing Heat Recycle Technology Development Center in a way that benefits the local community. As the first of this kind of R&D center, OCEC continues to be the leader in this area, bringing the best computing heat recycling solution to the world, and being one of the key contributors to achieving carbon-neutral efforts.

For more information on OCEC, please visit https://ocec.co/.

Safe Harbor Statement:

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “project”, “targets”, “optimistic”, “confident that”, “continue to”, “predict”, “intend”, “aim”, “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements include, but not limited to, statements concerning SAI.TECH and the Company’s operations, financial performance, and condition are based on current expectations, beliefs and assumptions which are subject to change at any time. SAI.TECH cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic, and social conditions around the world including those discussed in SAI.TECH’s Form 20-F under the headings “Risk Factors”, “Results of Operations” and “Business Overview” and other reports filed with the Securities and Exchange Commission from time to time. All forward-looking statements are applicable only as of the date it is made and SAI.TECH specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

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